                                                   Filed by PLATO Learning, Inc.
                                   Pursuant to Rule 425 under the Securities Act
                                of 1933 and deemed filed pursuant to Rule 14a-12
                         under the Securities Exchange Act of 1934 in respect of
                                                            PLATO Learning, Inc.
                                                     Commission File No. 0-20842

In connection with the proposed transaction, PLATO Learning, Inc. will file with the Securities and Exchange Commission a registration statement on Form S-4. The S-4 registration statement will include a proxy statement of Wasatch Interactive Learning Corporation for a meeting of its shareholders to consider and vote upon the approval of the merger of Wasatch with a wholly-owned subsidiary of PLATO and various related matters. The S-4 registration statement will also serve as a prospectus of PLATO with respect to the shares of PLATO to be distributed to Wasatch shareholders in the proposed transaction. PLATO and Wasatch expect to mail the proxy statement/prospectus for the transaction to the shareholders of both companies.

PLATO also will file with the SEC a registration statement on Form S-3. The S-3 registration statement will serve as a re-sale prospectus of PLATO with respect to certain shares of PLATO to be distributed to certain Wasatch shareholders that currently are deemed to be affiliates of Wasatch.

Investors and security holders are advised to carefully read the proxy statement/prospectus and re-sale prospectus, when they become available, because they will contain important information about PLATO, Wasatch, the transaction and related matters.

Investors and security holders may obtain a free copy of the proxy statement/prospectus and re-sale prospectus and other documents filed by the companies at the SEC's web site at http://www.sec.gov. The proxy statement/prospectus, the re-sale prospectus and such other documents may also be obtained from PLATO by directing such requests to PLATO Learning, Inc., 10801 Nesbitt Avenue South, Bloomington, Minnesota 55437, attention: Treasurer (952-832-1000).

In addition to the proxy statement/prospectus and the re-sale prospectus, PLATO files annual, quarterly and special reports, proxy statements, registration statements and other information with the SEC. You may read and copy any reports, statements or other information filed by PLATO at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. PLATO's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

PLATO, Wasatch, their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from shareholders of Wasatch with respect to the transactions contemplated by the purchase agreement. A description of any interests that PLATO's and Wasatch's directors and executive officers have in proposed transaction will be available in the proxy statement/prospectus.

On January 31, 2001, PLATO Learning, Inc. issued the following press release.


                                   [PLATO LOGO]


                                                                   PRESS RELEASE

FOR IMMEDIATE RELEASE                    CONTACT: John Murray, President & CEO
                                                  John Buske, VP Finance & CFO
                                                  Steve Schuster, VP & Treasurer
                                                  PLATO Learning, Inc.
                                                          952.832.1000

                  PLATO LEARNING ANNOUNCES AGREEMENT TO ACQUIRE
                    WASATCH INTERACTIVE LEARNING CORPORATION

MINNEAPOLIS, MN - JANUARY 31, 2001 -- PLATO Learning, Inc. (NASDAQ: TUTR) announced today that it has signed a definitive agreement to acquire Wasatch Interactive Learning Corporation (OTCBB: ILRN), a provider of multimedia courseware for K-8 education and supplementary materials for adult education. Wasatch, based in Salt Lake City, Utah is one of the United States' leading publishers of interactive, multimedia courseware for elementary and middle schools. The company's products are used by over 1,500 schools across 600 school districts as well as in a number of adult education programs. The company's Web site address on the Internet's World Wide Web is www.wilearn.com

PLATO is acquiring all of the shares of Wasatch common stock for $12 million in PLATO stock. The transaction is expected to close by the end of the second quarter of fiscal 2001, following approval by Wasatch shareholders. In connection with the transaction PLATO will register the shares to be issued with the Securities and Exchange Commission. Wasatch's founders Barbara Morris and Carol Loomis will continue as the senior executive officers of Wastach and will become part of the PLATO team. Both Ms. Morris and Ms. Loomis have over twenty years of educational software experience. Ms. Morris, president and CEO of Wasatch will report to John Murray, president and CEO of PLATO Learning.

Commenting on the transaction, John Murray, said, "Our agreement to acquire Wasatch is an important strategic initiative for PLATO Learning. The Wasatch product includes some 1,500 hours of math, reading, writing, science, social studies and interactive projects for elementary and middle schools with some products having applicability in high schools and adult education. We expect to continue to see increasing demand for high quality, standards-based, state correlated curricula at all levels of K-12. PLATO will integrate the Wasatch K-8 courseware with its comprehensive PLATO Learning system for middle and high schools to become the first, truly comprehensive and most contemporary on-line curriculum for the K-12 market."

Mr. Murray continued, "President Bush's recently proposed education reform plan clearly states his goal of standardized education with accountability down to third grade level being a primary focus. Under his proposed plan, President Bush intends that all students will be tested in math and reading at every grade level from third grade upwards. Wasatch's exciting new math and reading products for K-8 together with PLATO's new reading courses for grades 3 through 9, our already strong and proven math curricula and our recently launched web-based testing system will provide the strongest solution available anywhere to help educators meet their accountability targets."

Barbara Morris, co-founder and CEO of Wasatch, commented, "The Wasatch K-8 products receive excellent reviews by educators and are the best K-8 educational software products in the market. The combination of our products with our proven experience in the K-8 market and our development capability makes us an ideal strategic fit with PLATO. We believe the combination of Wasatch's offerings with PLATO's products and services will provide the total K-12 solution for schools and will set the standard in the education industry.

Ms. Morris added, "PLATO is an education household name and has a great reputation for software that promotes learning and gets results. They also have an extensive customer base that will enable us to achieve significant penetration in the K-8 market. The combined products truly complement each other to provide the broadest, newest, K-12 on-line curriculum available anywhere in the world. PLATO is one of the few fast growing, profitable educational software companies. They have sound business fundamentals and all of us at Wasatch look forward to being part of the PLATO family."

PLATO Learning will host an investor conference call today - Wednesday, January 31, 2001 at 16:00 hrs CST. You may join the call by dialing 1-800-374-0721. The call's leader is "John Murray" and the password is "elementary". If you miss the live conference call, the instant replay can be accessed by dialing 1-800-642-1687 and entering pass code number 160825 followed by #, at the prompt. This instant replay will be available through midnight February 7, 2001. Investors also have the option of listening to the call over the Internet through PLATO's web site at http://www.plato.com/. If you have never participated in an online conference call before, your computer may need specific software for the audio portion. A free version of RealPlayer may be downloaded and installed from http://www.realplayer.com.

PLATO Learning is the developer and marketer of computer-based PLATO products and services. With revenues of over $56 million, PLATO Learning, Inc. is a publicly held company traded as TUTR on the NASDAQ-NMS. Offering more than 2,000 hours and 10,000 learning objectives of comprehensive academic and applied skills courseware designed for adolescents and adults, PLATO Learning is marketed to middle and high schools, colleges, job training programs, correctional institutions, military education programs, corporations, and consumers. PLATO Learning is delivered via networks, CD-ROM, the Internet, and private intranets; it is available for immediate purchase and electronic download on the Company's e-commerce site PLATO.COM

An international training and education company, PLATO Learning headquarters are located at 10801 Nesbitt Avenue South, Bloomington, Minnesota 55437-3109, (952) 832-1000 or (800) 869-2000. PLATO Learning has domestic offices located throughout the United States, and international offices in the United Kingdom and Canada. PLATO Learning has international distributors located in Puerto Rico, Singapore, South Africa, and the United Arab Emirates. The company's Web site address on the Internet's World Wide Web is www.plato.com

This press release does not constitute an offer to sell the common stock of PLATO Learning or any other security or the solicitation of an offer to buy the common stock of Wasatch or any other security.

                                      * * *

Any statements made regarding the Company's anticipated revenues, expenses, earnings, financial condition and new product launches are forward-looking and are subject to risks and uncertainties such as those described in the Company's annual report on Form 10-K for the year ended October 31, 2000. Actual results may differ materially from anticipated results.

                                      ####

(R) PLATO is a registered trademark of PLATO Learning,, Inc.
All company names and product names are trademarks or registered trademarks of their respective holders.

On January 31, 2001, PLATO Learning, Inc. and Wasatch Interactive Learning Corporation held a conference call with analysts, investors and members of the public to discuss the PLATO/Wasatch business combination. The following is the transcript of the conference call. An audio replay of the conference call is available through the end of the day on February 7, 2001 by calling 800-642-1687 and entering the pass code 160825 followed by #.

                                 PLATO LEARNING

                             MODERATOR: JOHN MURRAY
                                JANUARY 31, 2001
                                   4:00 PM CT


Operator:           Welcome to the PLATO Learning Center call hosted by company
                    President and CEO, John Murray. Mr. Murray, you may begin your conference call.

John Murray:        Thank you. Good afternoon. With me today in Salt Lake City are Barbara Morris, President and CEO of Wasatch Interactive
                    Learning Corporation, and John Buske, who's the Vice
                    President of Finance and Chief Financial Officer of PLATO
                    Learning.

                    Also on the call today from our Bloomington headquarters are Tom Ahern, PLATO's Executive Vice President of Sales and Marketing, and Steve Schuster, PLATO's Vice President and Treasurer.

                    Before we begin, let me remind you that any forward-looking statements made by the company are subject to the risks and uncertainties as outlined in the company's annual report as filed on Form 10K.

                    After the market closed today, PLATO Learning and Wasatch announced that PLATO will acquire Wasatch by exchanging PLATO common stock for Wasatch stock.

                    The management teams of both PLATO and Wasatch are very excited by the prospects that this combination brings to the schools, educators, and students we serve, as well as our employees and our stockholders.

                    In a rapidly changing environment, this is a unique opportunity for two independent companies to merge compatible software and distinct customer bases, to co-market our leading product offerings, and leverage our strong and highly skilled work forces. This combination positions PLATO to become the premier provider of K-12 and adult educational software.

                    Let me now provide you with the key drivers that led us to the conclusion that this acquisition makes sense for both companies' stake-holders. After my review, Barbara Morris will provide you with a brief history of Wasatch. And then John Buske will provide the financial review of the transaction. We will then be available to answer your questions.

                    Let me summarize the transaction with the following eight points. First, the course content for both PLATO and Wasatch is comprehensive. It is research-based, standards-based, and mastery-based and contains engaging tutorials.

                    In addition, almost 1/2 of the content for both companies has been developed in the last three years. We believe these attributes make our combined content the best K-12 offering in the marketplace.

                    Two, the Wasatch content was developed specifically for the elementary market and is not simply a modified version of content developed for older learners, unlike some other products available in the market.

                    Three, due to the increased focus on accountability standards, our customers have expressed interest in developing relationships with providers that can deliver content solutions that span K-12.

                    Technology decisions are becoming more centralized at the district level. And educators are seeking consistency across all grades in addressing instructional needs and test preparation.

                    Four, as further proof that accountability standards are here to stay and are our main driver for business, President Bush's recently proposed education reform plan states that all children should read by the third-grade level and that testing in math and reading will be done at every level from Grade 3 upwards.

                    With the imminent release of Wasatch's new K-8 reading programs, our own new reading strategies courses for Grades 3 through 9, and our already strong math curricula, we will be better positioned than most companies to help educators meet this challenge.

                    Five, the Wasatch content can be easily integrated into the PLATO Pathways Curriculum Management System, the PLATO Web Learning Network, and the PLATO Simulated Test System.

                    Six, the combination of Wasatch's content for the elementary setting and PLATO's for middle and high schools has already been demonstrated. A large American school district is currently using both products in combination to bring technology-based content to their students to enhance their learning experience.

                    Seven, there are opportunities for each company to be introduced to new schools and school districts based on the existing relationships to each other. In addition, we expect to opportunistically hire additional sales people over the next few months to deliver both the Wasatch and PLATO products in collaborative efforts with PLATO sales reps.

                    Eight, the combination of elementary and secondary content development capabilities, together with specific area expertise such as science, is expected to result in continued vibrant new product development.

                    The education industry is currently consolidating. And in order to effectively address customer needs, a K-12 offering is critical. In addition, product offerings must be robust and engaging, operate on various platforms, align with state standards, meet accountability standards, provide for topic mastery, and enable educators to monitor progress. We believe the combined offerings of PLATO and Wasatch meet these needs and will improve the performance of both organizations.

                    Before I turn the conversation over to Barbara, I want to express one other benefit of this combination. In working with Barbara Morris and Carol Loomis, Wasatch's Technical Architect, I've been very impressed by their passion for their work, their commitment to excellence, their loyalty to their employees, and their ethical standards.

                    The two companies have similar cultures, values, and ideals. This combination is a good fit for both parties. I am really looking forward to working with Barbara, Carol, and the rest of the Wasatch team as we build together a meaningful business to meet the ongoing needs of educators and learners.

                    Let me now turn it over to Barbara Morris for a few comments.

Barbara Morris:     Thank you, John. I'm excited and also thrilled with the
                    opportunities this combination brings to Wasatch. All of us at Wasatch are committed to helping this combined business grow and meet our customers' needs.

                    Let me give you a brief history of Wasatch Interactive Learning. Carol Loomis, our Vice President of Development, and I have each been in the business of education for over 20 years. Wasatch Interactive Learning Corporation is a bulletin board stock traded under the symbol ILRN -- I, L, R, N.

                    The company was formed in 1997 as a spin-off from Wasatch Education Systems Corporation, which I will refer to as
                    (WESC). The content that we license from (WESC) was originally developed in the late 1980s.

                    We have subsequently enhanced and updated the product. And we have an exclusive license to the (WESC) product. Additionally, during the last six years we have developed an extensive line of new elementary content to which we hold the intellectual property rights.

                    Wasatch Interactive Learning is based in Salt Lake City Utah. There are 40 Wasatch employees, 19 in sales and sales support, 18 in development, and 3 in administration. Until mid-2000, our primary focus was on product development. In mid-2000 we began to expand our sales team.

                    We have a strong base of customers that spans 600 school districts. However, we concentrated our initial sales efforts in the Midwest prior to the recent sales force expansion.

                    For our fiscal year that ended February 29, 2000, our sales totaled $2.2 million, and we had net income of $77,000. Through the first quarter of our fiscal year 2001, sales have totaled $1.1 million, and we have lost $1.8 million as a result of our focus on product development and our ramp-up in sales and marketing.

                    John Buske will discuss the outlook for the combined entities. But we believe we have established a framework within which we can drive a very successful business.

                    The employees of Wasatch are committed to making this a successful partnership with PLATO. We're excited about the prospects that the combined companies bring to Wasatch and to be a part of the PLATO family.

                    Let me now pass you to John Buske to review the financial aspects of this transaction.

John Buske:         Thank you, Barbara. Just one quick clarification, the
                    numbers that Barbara gave you were through the third quarter, rather than...

Barbara Morris:     Oh, sorry.

John Buske:         ...the first quarter. That's fine. Let me first frame the
                    discussion and then discuss the financial particulars.

                    This transaction will be accounted for using purchase accounting. Early next week, we expect to file with the SEC an S4 Registration Statement for this transaction and an S3 Registration Statement for the sale of certain Wasatch stockholder shares. Our goal is to close this transaction by the end of March. This is dependent upon factors such as the SEC and Wasatch's stockholder meeting.

                    PLATO will purchase the stock of Wasatch with PLATO shares. The value of the PLATO shares will be $12 million based on the weighted average closing price on PLATO shares on the five trading days preceding the closing date.

                    PLATO will acquire all the assets and liabilities of Wasatch as part of this transaction. At the end of December, Wasatch had $1.5 million in cash on hand, $400,000 of accounts receivable, and $4 million of convertible debentures. In addition, Wasatch has a $2.4 million net operating loss carry-forward.

                    How does this change our expectations for 2001 and 2002 operating results? There will be a few changes to our outlook for the balance of this fiscal year and the expectation for fiscal year 2002. Let me discuss the components of change in relation to PLATO as a stand-alone business.

                    First let's look at revenues. This is very much a revenue-expectation-driven transaction from PLATO's financial perspective. The revenue levels discussed by Barbara reflect a very focused activity by her team and very limited revenues from a relatively new sales force.

                    We expect the Wasatch and PLATO sales teams to expand the opportunities available to sell the Wasatch product. Between the two sales forces, we expect that revenues from Wasatch's products for the balance of PLATO's fiscal year 2000 will reach $7 million, assuming a March 31 close. For fiscal year 2002, Wasatch's related revenues are anticipated to reach $15 million.

                    Gross profit, for 2001, as a percentage of revenues, gross profit is expected to remain relatively the same with possibly a slight decrease of perhaps 1/2 percentage point based on product and geographical mix.

                    Sales, general and administrative, as a percentage of revenue, SG&A is expected to decrease 1 to 2 percentage points as we leverage our existing sales forces and support functions.

                    Product development and customer support, as a percentage of revenues, product development and customer support will remain consistent with our current expectations for PLATO.

                    Goodwill, we will need to complete an independent appraisal. But our expectation is that goodwill will be approximately $14-1/2 million and will be amortized over seven years.

                    Until the proposed new FASB regulations are finalized, we will record the amortization of goodwill expense to the earnings statement. After the new regulations are finalized, goodwill will not impact our P&L under the current proposal.

                    Other expense, PLATO will assume $4 million, a 7% debt of Wasatch. This is expected to increase interest expense by $100,000 to $150,000 this year.

                    The tax rate, since goodwill is nondeductible, the effective income tax rate is expected to increase to close to 43% for the fiscal year 2001. Excluding the effect of the new rules with respect to goodwill accounting, the 2002 effective income tax rate will also be 43%.

                    Outstanding shares, based on a $22 stock price, PLATO will issue 545,000 shares. This will add 320,000 shares to the 2001 EPS calculation. Obviously this will fluctuate based on the actual share price used in the calculation at closing.

                    EPS, based on the above expectations, this transaction is not expected to change EPS guidance previously provided. However, given the subjective nature of the assumptions with respect to revenues in particular, this transaction could be slightly accredited to 2 to 3 cents diluted in fiscal 2001. It is expected to be slightly accredited in fiscal 2002.

                    The balance sheet will not change significantly, other than the Wasatch debt we will assume and the goodwill. The current Wasatch debenture is expected to be redeemed. And we will use bank debt to fund operations until we turn cash flow positive later this year. Cash flow from operations for the combined entity is now expected to be approximately $8 million for fiscal year 2001.

                    Let me now hand you back to John Murray for some concluding comments.

John Murray:        Thanks, John. This is not only a sound strategic acquisition that makes sense for both companies, but also a fundamentally sound operational combination.

                    We recognize that both companies will be challenged to effectively integrate our operations and to significantly increase sales. We will continue to be faced with competition, both old and new.

                    However the combined companies will provide content that has the excellent breadth and depth that we expect will be very appealing to educators. In addition, the sound technology fit between the two companies will facilitate an orderly integration.

                    I am personally very excited by the opportunities this acquisition brings to us. And I look forward to a successful future. We're now available to answer your questions.

Operator:           If you would like to ask a question or make a comment, you may press the number 1 on your telephone keypad now.

                    Your first question is from Bob Evans.

Bob Evans:          Good afternoon.  Congratulations on entering a new market.

John Murray:        Thanks, Bob, appreciate that.

Bob Evans:          A couple of questions, first of all, can you give us - I
                    assume you've talked to some of your larger clients. Can you give us their response and give us a little bit more feedback in terms of what they're saying on the combined entity?

John Murray:        Sure. You know, as part of the due diligence process here, we conducted a very very significant due diligence of common clients to both PLATO and to Wasatch and clients of Wasatch who have been using the product for some time. We also took the product to some of our large clients both here and in the UK.

                    And over the last few weeks, we have really spent some time with a large number of representatives from the elementary sector of some of our large school districts, showing them the product combined with the PLATO new reading curriculum - the Grade 3 through 9 reading curriculum that we've been developing for the last couple of years. And I can say that the response and receptiveness to the combined product offering for elementary has been extremely good.

                    You know, we've been hearing comments from some of our large existing clients to the effect that this is the most engaging, leading-edge, instructionally (sic) sound product, as compared to some of the older drill-and-kill material that some of the longer-standing larger educational software companies have been selling into elementary in North America. So the response has been very good.

Bob Evans:          How about Glasgow? There's been - I know that you've been
                    looking at an opportunity in primary schools there.

John Murray:        Yes.  We...

Bob Evans:          How does this affect that?

John Murray:        We have been looking at an opportunity in Glasgow. And, you know, we have a very good relationship with Glasgow because of the large contract we won there in the secondary sector.

                    They are looking to push down into elementary and were looking at several vendors. We had content in our own right for PLATO for the upper two years of elementary. What we did not have was content for the lower four grade levels.

                    We have shown this to Glasgow specifically, over a couple of week period, to probably 50-plus of their curriculum and educational teachers, head teachers, and administrative staff. And it's really gotten rave reviews.

                    We will be submitting a proposal to Glasgow very shortly, at their request, having seen the product. And we - you know, you never have the deal until it's done. But we're fairly optimistic that this is the right solution for them based on the feedback we've been given.

Bob Evans:          Okay. And other acquisitions, are - I mean, do you - are
                    there still holes that you need to fill in? Or how does this
                    - I mean, what else might you want to do in K-8?

John Murray:        Well, you know, we need some time, to be honest, to sit down with Barbara and Carol here at Wasatch to really assess the combined offering of PLATO and Wasatch and to hold that and marry it up to the alignments and the accountability standards of K-8.

                    There's no doubt that there will be some additional product additions over the next few years. Wasatch themselves had a very strong development program underway. One area that may well be worth us getting into is elementary science.

                    And as you know, we acquired CyberEd last summer, a science company. That was an accredited acquisition last year. They predominantly have high school chemistry and biology courseware. We're pushing them into the middle school area for science development.

                    And one of things we're looking at is perhaps using CyberEd to build elementary and middle school science to broaden out the elementary K-8 portfolio for Wasatch, and Wasatch themselves adding writing materials and other things.

                    I think if you look at the competitive landscape here, there are a couple of the longer-standing companies here in North America who have probably broader K-8 portfolios. But most of that content is aging.

                    I think one of the key things with the product line that - the combined product line from Wasatch and PLATO is, almost 50% of the content has been developed new in the last three years or so, unlike some of the other companies whose content has been developed over many many years and, in some cases, hasn't seen much of a facelift in a long time.

                    So we will no doubt add new content. And as always, we will look at build or buy. And, you know, this really makes us a strong force in K-14.

Bob Evans:          Okay. One final model question for John Buske, the tax rate
                    -- you said 43% -- when would that start? Are you saying that's an effective tax rate for the entire 2001?

John Buske:         That's right. But obviously we would not be using that tax rate until this transaction is closed.

Bob Evans:          Right, okay. And again, why that level of increase?

John Buske:         Because the goodwill is nondeductible.

Bob Evans:          Okay, okay. Now will that change under the new accounting
                    rules?

John Buske:         Well next year we will not be taking the goodwill to P&L. So obviously if it's not coming through P&L, the...

Bob Evans:          Sure.

John Buske:         ...effective tax rate wouldn't be effective.

Bob Evans:          So it'll just revert back?

John Buske:         Yes.

Bob Evans:          Okay.  And that's expected third quarter or so of this year?

John Buske:         The finalization of that?

Bob Evans:          Yes.

John Buske:         That's what - there's a lot of speculation. Anywhere from
                    August through December is what I've heard.

Bob Evans:          Okay.  Would...

John Murray:        I think just one point of clarification, Bob, although John is talking about an increased effective tax rate and some of the other P&L impacts and the goodwill impact, those were all taken into account when he mentioned that we would be neutral to EPS to a couple of cents above, a couple of cents below...

Bob Evans:          Right.  But...

John Murray:        ...depending on quickly we can integrate and get this thing ramped up.

Bob Evans:          Right. But once the - if the accounting rules do change,
                    then it would be far more accredited.

John Murray:        Absolutely.

Bob Evans:          Yes, obviously.  Okay.  Thank you.

Operator:           Your next question is from Pamela Lund.  Ms. Lund?

Pamela Lund:        Hi. Obviously Bob asked most of the really key questions
                    there. But one - so you've answered a lot of it.

                    But perhaps you could tell us a little bit more. I mean, obviously you've been, I think - I wondered how long you'd been doing the search, Number 1. You've clearly looked, I would suspect, at a lot of what's out there in terms of the elementary content.

                    And also a little bit more about the standardized test potential...

John Murray:        Right.

Pamela Lund:        ...in terms of the integrated product, because obviously
                    that's been - the earlier testing has been one of the key emphasis - key points emphasized by Bush. And can you go into a little bit about how you're integrated tests will fit that now that you've made this acquisition?

John Murray:        Sure, Pam. You know, we started looking early last year at different opportunities for us to enter the K-14 arena by adding a K content line. And we took two approaches to it.

                    One was, we looked at probably five or so companies, both in North America and in the UK. And we looked at it either from a exclusive distribution license deal or an acquisition deal.

                    And the more we looked at various companies and - the larger companies, Number 1, are really tied up and, because of the consolidation that's taken place, not available.

                    Even if they were, I don't think their content is good enough, to be perfectly honest. So we looked at some of the smaller emerging companies. And we found some real good content in some cases.

                    And when we did the analysis and looked at the growth opportunities for these companies, even though their short term recent revenues and profitability hadn't been too good, we basically felt that if we were to just get into a distribution deal, and these companies would start to ramp up their sales and get some traction, that could make them more attractive to somebody else, and that this was the time for us to acquire rather than distribute.

                    So that's when we then looked at several companies, I think three in total, from an acquisition standpoint. And by far the best product we saw was the product from Wasatch. The biggest issue for us and for them - in all cases, you have buyers and sellers with different price expectations.

                    And I think in the end we came to the valuation that we both felt was reasonable, given where both organizations are in their history, and our strength in sales distribution, their strength in product development with growing sales distribution. So we decided that the acquisition was good for both organizations and both sets of shareholders. So that was your first point.

                    The second point, you're on about the accountability standards. As you know, we were already very strong in the accountability states. And the launch of the new PLATO Web Learning Network and the Web-based testing system is geared toward the secondary sector for practice tests for accountability standards.

                    And in President Bush's recently proposed educational reform plan, he clearly states that his goal of standardized education with accountability will go all the way down to the third-grade level. And under his proposed plan, he also intends that all students will be tested in math and reading at every grade level from Grade 3 up.

                    So this really is a great opportunity and great timing for us to bring the Wasatch product line in, integrate it with our manager, integrate it with our Web Learning Network, integrate it with our testing system, and offer school districts everything from K through 14, including testing, all the way down to Grade 3.

Pamela Lund:        Thank you.

Operator:           Your next question is from Albert (Pick).  Mr. (Pick)?

Albert (Pick):      Yes. I am a shareholder of Wasatch. And I can understand how
                    PLATO found the product line and the acquisition to be very attractive. I'd like to know from Barbara who - whether there was advice given to you in the part of an independent fairness opinion, because it seems to me that this is a rather bargain price for PLATO.

Barbara Morris:     Well we are - we have talked to some different companies
                    about a fairness opinion and have contracted with a company to do a fairness opinion. And we will be doing that. And that will be part of our filing with the SEC and then also part of the proxy information that will come out to you.

                    But we do - we have had other companies approach us and talk to us in the past about partnerships and about the product. So we have a reputation for an excellent product, a comprehensive standard-based product.

                    And we've in fact had people in here and talked to different people. And we feel like this combined entity with a K-12 or K-14 offering actually has a tremendous opportunity for the Wasatch shareholders and for the marketplace.

                    It's a perfect fit for us in terms of product, in terms of our K-8 expertise, and in terms of our development capabilities. So we fully believe that the fairness opinion is going to show that it is a good value for the Wasatch shareholders.

Albert (Pick):      Okay.  Thank you, Barbara.

Barbara Morris:     Yes.

Operator:           Your next question is from Dick Ryan.  Mr. Ryan?

Dick Ryan:          Thank you. Say, John, I didn't catch the very last comment on the financials about the cash flow -- John Buske. Did you say $8 million this year?

John Buske:         That's correct.

Dick Ryan:          Okay. Now, John, is there going to be any overlap or
                    redundancies with your new reading strategies with Wasatch's
                    K through 8 reading program? Or is it going to be complementary?

John Murray:        Basically we've had people from both development
                    organizations over the last month or two sit down and look at that. And we believe that everything we have is going to be totally complementary. There is no redundancy whatsoever.

Dick Ryan:          Would the...

John Murray:        You know, unlike some of the other companies we looked at, where there would have been a lot of overlap and some killed
                    - dead products...

Dick Ryan:          Yes.

John Murray:        ...this is just a sweet fit because it's so complementary.

Dick Ryan:          Okay. This is a question for Barbara maybe. What were you
                    selling? I mean, you were, you know, generating a couple of million in sales last year with a very small sales effort.
                    Are you selling licenses? Or do you have like an e-commerce strategy selling titles? And how do you think you integrate with PLATO's, you know, telesales operation and their move to the Web-based delivery system?

Barbara Morris:     Well last year we had two direct sales reps. And so we just started ramping up our sales force really in mid-2000. We have - about 60% of our sales force has really been on board with us less than six months.

                    What we sell to schools is, we sell licenses in perpetuity to school districts. Right now we do not have our products out on an e-commerce site. However, all of our products were developed with that in mind in the code. And it will run over the Web. We just have not actually put it on the Web today.

                    And so we see a lot of synergy with what PLATO is doing with the e-commerce Web site, because all of our products will run there. But right now we have not offered the products for sale that way.

Dick Ryan:          Okay.

John Murray:        Yes, and I can maybe add to that a little bit, Dick, because one of the things we did look at as part of our due diligence was exactly that, could we create individual CD titles like we did with the PLATO product line last year, and could we port the content to the Web.

                    I think the good thing is that what they're using here as their technology platform is the latest industry-standard authoring tools, which facilitate moving to the Web much easier.

                    They're using essentially a more advanced version of the technology that CyberEd was using to develop its products. We've already come to grips with that. So that was really pleasing.

                    And we also believe that by creating individual CD products from this, we can put that into the hands of our channel distribution people and roll it out through there as well.

Dick Ryan:          Okay. Maybe a last question for Tom, Tom, you're directly
                    selling into middle and high school and beyond. And now you're looking at an elementary sale. What are your issues that you're dealing with on the Sales and Marketing side?

John Murray:        Dick, I think Tom - you know, Tom has had to go and work on a contract, because...

Dick Ryan:          Oh, okay.

John Murray:        ...this is the...

Dick Ryan:          Well that's good to hear.

John Murray:        ...this is the last day of our quarter. So he has had to go off and do that.

Dick Ryan:          That's good to hear.

John Murray:        Yes. I can maybe answer that for you. You know, there are
                    actually differences in selling into secondary sector versus elementary sector. There's different kinds of buying patterns and styles. And so, you know, one of the things we'll be looking at here from Wasatch is to work with us and help us through that process.

                    And through the end of this year, we will be leaving their organization entirely intact. Their sales organization will continue to sell to middle and elementary schools. Ours will continue to sell to middle and high schools.

                    And as the reps get wind - or identify any large district opportunities covering the whole range of K through 12, we will cull people in from either side and have teaming arrangements.

                    Now before we get there, we've obviously got training to do. And we will train both sets of reps on both sets of products. We will train the support organization accordingly. And we will integrate some of the support functions to free some of Barbara's people up here to become more focused in certain areas.

                    So there is certainly a little bit of a shift in how we go about doing this. But we've been - you know, only 3-1/2 years ago we started selling it only to middle schools. Most of our revenues came from high schools. Moving down into the elementary sector is a little bit more tricky. But we certainly believe the kind of approach we're taking will make that much easier.

Dick Ryan:          Okay.  Thanks.

Operator:           Your next question is from John (Bratz).  Mr. (Bratz)?

John (Bratz):       Good afternoon. A question on the revenue numbers that were talked about, I think it was mentioned that you expected $7 million in revenues coming from the acquisition in 2001 and $15 million in 2002.

                    My question is, how much of those revenues would have come without this acquisition? In other words, assuming there was no acquisition, what kind of revenues might the company have
                    - the acquisition would have done, assuming no integration of the sales force and so on? I'm trying to get sort of a sense as to what internal growth the company would have seen.

John Murray:        Excuse me. Just to clarify the question, are you asking, in the same period from April 1 through the end of October, what revenues would Wasatch have continued to drive?

John (Bratz):       Yes. I'm just trying to get an idea of what Wasatch was
                    thinking internally about what their revenue assumptions might have been.

                    And then now that you're - they are going to be part of the same company, obviously, there are some synergies in there. But I'm trying to get a sense of what maybe Wasatch could have done without PLATO.

John Murray:        Yes. I think - you know, and Barbara can certainly talk to this. Well in the discussions we had, their expectation is that in that period they would have done probably $3-1/2 to $4 million, and that by leveraging our sales organization, we could get that to, you know, maybe somewhere around the $5 million level.

                    Our sales organization will be spending some time supporting that incremental growth for them, but also driving some revenues from their own resources and client base in the first few months. So we're looking at somewhere maybe up to $5 million from Barbara's side, somewhere in the $4 or $5 million range, and somewhere in the $2 to $3 million range from us.

John (Bratz):       Okay, okay. And one follow-up question, if I understand
                    correctly, you're acquiring this company for $12 million in stock. And I think John mentioned goodwill was $14 million.

John Buske:         Yes.

John (Bratz):       Why is goodwill more than the purchase price?

John Buske:         Certainly, because they'll have a net liability position
                    because their debt will exceed their assets.

John (Bratz):       Okay.  That's what I thought.  Thank you very much.

Operator:           Your next question is from Warren Clifford.  Mr. Clifford?

Warren Clifford:    Yes. When you gave your estimates on EPS for this year and next, was that based - assuming that you would have the goodwill charge?

John Buske:         That's correct.

Warren Clifford:    So if you don't have the goodwill charge, you add about a
                    nickel to earnings next year?

John Buske:         Somewhere in that range, yes.

John Murray:        Yes.

John Buske:         There's a couple of million pretax in goodwill, so probably more than...

Warren Clifford:    Right, okay.

John Murray:        Yes, maybe a dime.

John Buske:         Yes, maybe a dime, yes.

Warren Clifford:    Right, okay.  Thank you.

Operator:           Your next question is from Steve Schuster.  Mr. Schuster?

Steve Schuster:     John, I was just trying to let you know that Tom had left.
                    So...

John Murray:        Thanks, Steve.

Operator:           And your final question is a follow-up question from Bob
                    Evans. Mr. Evans?

Bob Evans:          Hi. Can you comment on the seasonality of the revenue, at
                    least for modeling purposes, for this year? The $7 million, how do you want it - how do you think it will flow in this year?

John Buske:         Well I think there'll be a very similar seasonality to what we have in our business, Bob. So we can, you know, look at that a little more carefully when you want to go through your models.

Bob Evans:          Okay.  All right.  Thank you.

Operator:           At this time, sir, there are no further questions. Do you
                    have any closing remarks?

John Murray:        Yes. I'd just like to say I hope the information we have
                    given you has been informative. And if you have any more questions, don't hesitate to call John Buske, or myself, or Steve Schuster.

                    We are, all of us on both sides of this deal, very excited about the outlook, and I think particularly from Wasatch's perspective. You know, they did have great products. And I know they were building a sales organization. But I think it's just increasingly more difficult with the kind of consolidation that's going on out there in the industry for small companies to continue to live and survive against the bigger players.

                    So, you know, from our perspective, adding their product line to ours really strengthens our offering, and marketing position, and competitive edge also. So everybody is very excited and looking forward to going forward and delivering the results from the opportunity. Thank you.

Operator:           Thank you for your participation.  You may now disconnect.


                                       END